Exhibit 99.1

Note to the Market | Banco Itaú Chile Announces ADS Ratio Change

SANTIAGO, Chile, May 15, 2023 (GLOBE NEWSWIRE) As previously announced, at the extraordinary shareholders’ meeting of Banco Itaú Chile (the "Company") held on January 19, 2023, the shareholders approved several amendments to the Company’s by-laws. One of these amendments was the decrease of the number of common shares into which the Company’s equity capital is divided (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each shareholder will receive one new common share in exchange for each 4500 common shares of the Company. This amendment to the by-laws was approved by Comisión para el Mercado Financiero of Chile, or the CMF, on March 28, 2023.

In relation to the Reverse Stock Split, the Company hereby informs that, to reflect the Reverse Stock Split, the number of common shares represented by each American Depositary Share ("ADS") representing its common shares will change from one thousand five hundred common shares to one third of one common share (the “ADS Ratio Change”). The ADS Ratio Change will reflect the Reverse Stock Split and will not result in any change in the number of ADSs outstanding or the proportion of the Company’s common shares held via ADSs. No fractional new ADSs will be issued in connection with the ADS Ratio Change.

The Reverse Stock Split and ADS Ratio Change is expected to become effective on 0:01 a.m. ET, May 26, 2023, with respect to the ADS holders registered at the midnight of May 25, 2026. ADS holders will not be required to take any action in connection with the ADS Ratio Change. The Company’s ADSs are expected to continue to be traded on the New York Stock Exchange under the symbol ITCL and the CUSIP will remain unchanged.

About Banco Itaú Chile

Banco Itaú Chile is a publicly traded company organized under the laws of Chile and licensed by the CMF to operate as a commercial bank. In addition to its presence in Chile, the Company also has operations in Colombia and Panama, a branch in New York City, United States and a representation office in Lima, Peru. The Company provides a broad range of wholesale and retail banking services to its customers in Chile and Colombia. In addition, the Company provides financial advisory services, asset management, insurance brokerage and securities brokerage services through its subsidiaries, and banking services through its New York Branch.

The press release is also available on the company’s investor relations website at ir.itau.cl.

Investor Relations Itaú Chile

+56 (2) 2660-1701 / ir@itau.cl

Website: ir.itau.cl | Indeed/Itaú Chile | facebook.com/itauchile | Instagram @Itauchile.